September 13, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

       Re: Cuprina Holdings (Cayman) Limited
           Amendment No. 6 to Registration Statement on Form F-1
           Filed September 9, 2024
           File No. 333-277731
Dear David Quek Yong Qi:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1
Prospectus Summary
Corporate History and Structure, page 7

1. Please revise the chart in this section and on page 53 to show the post-offering ownership percentages.
Business
Licenses, Permits, Registrations and Approvals, page 103

2. Your disclosure on page 104 indicates that your Hong Kong import permit has expired.
       Please revise to clarify the status of this permit.
Underwriting, page 160

3. We note your disclosure that the underwriters will offer selected dealers shares at the initial public offering price less a selling concession not in excess of US$4.50 per share.
 September 13, 2024
Page 2

       We further note that the offering price per share to the public is between US$4.00 and
       US$4.50 per share. Please revise your disclosure or advise.
General

4. Please revise the legal opinion filed as Exhibit 5.1 to quantify the number of shares and warrants being registered.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Lawrence Venick, Esq.